Exhibit 99.1

                    Fundtech Contact:
                    Yoram Bibring
                    Fundtech Ltd.
                    Tel: 1-201-946-1100
                    yoramb@fundtech.com

                                                           FOR IMMEDIATE RELEASE


                                 FUNDTECH REPORTS FOURTH QUARTER
                                    AND FULL YEAR 2002 RESULTS

                       Reports sequential increase in revenues and improved
                                        operating results

                    JERSEY CITY, N.J.,-- February 12, 2003,-- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payments, settlement and cash management solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2002.

                    Revenues for the fourth quarter were $10.6 million, 6% higher than the third quarter, and 11% higher than the fourth quarter of 2001. Compared to the third quarter, license revenues increased by $0.5 million, service revenues decreased by $0.2 million and maintenance revenues increased by $0.4 million. Hardware revenues decreased by $0.1 million.

                    Excluding amortization of intangibles, non-recurring expenses and amortization of capitalized software costs, the adjusted net loss for the fourth quarter was $0.9 million, or $0.06 per share, compared with an adjusted net loss of $2.6 million, or $0.18 per share in the third quarter of 2002 and, compared with an adjusted net loss of $4.3 million or $0.30 per share in the fourth quarter of 2001.

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                    As previously announced non-recurring charges in the fourth quarter of 2002 amounted to $2.6 million and included restructuring costs of $1.7 million, and a $0.9 million write-off in connection with a settlement of a dispute with a customer. Restructuring costs included $1.1 million relating to real estate lease obligations and $0.6 million relating to employee costs.

                    Earnings before interest, taxes, depreciation and amortization expenses as well as non-recurring charges (EBITDA) was $50,000 compared to an EBITDA loss of $1.7 million in the third quarter of 2002 and an EBITDA loss of $3.4 million in the fourth quarter of 2001.

                    On a GAAP basis, net loss for the fourth quarter was $4.1 million, or $0.29 per share, compared with a loss of $4.8 million, or $0.33 per share for the third quarter of 2002 and net loss of $9.6 million or $0.67 per share in the fourth quarter of 2001.

                    Cash and marketable securities were $42.5 million on December 31, 2002 representing an increase of $1.9 million from September 30, 2002. During the fourth quarter DSOs decreased by 33 days. For the year 2002 cash and marketable securities decreased by $2.9 million, and DSOs decreased by 58 days.

                    "I am very happy with the progress that we have made during 2002 and in the fourth quarter in particular. Despite the challenging market environment, during 2002, we have improved our results sequentially in every quarter and have achieved our stated goal of positive EBITDA in the fourth quarter." said Reuven Ben Menachem, Chairman and CEO of Fundtech. "I believe that we will continue to improve our results in 2003 and expect to move to profitability, excluding all amortization expenses during the year. In 2002, we focused on completing the development of our next generation products. In 2003, we will focus on marketing these

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                    products to our customers, thereby solidifying our
                    leadership position in the global payments market, the cash management market and the FX settlement market."

                    For the year, revenues declined from $45.0 million in 2001 to $39.8 million in 2002, GAAP loss decreased from $2.22 to $1.16 per share and adjusted loss decreased from $0.79 loss per share in 2001 to $0.73 loss per share in 2002.

                    Additional Fourth quarter highlights:

                    - Closed 33 new deals and added 2 new bank customers.
                    - Appointed Michael Sgroe as Chief Operating Officer of the
                      company and centralized our development, services and support organizations thereby improving the quality of the service we provide to our customers.
                    - Continued to improve efficiencies. Cost cutting measures completed at the end of the fourth quarter should cut quarterly costs by $0.5 million starting in the first quarter of 2003.
                    - Continued successful implementation of our flag-ship
                      Global PAYplus product with Citibank.
                    - Closed 2 new deals for our next generation cash management product, CASHplus, including a $1.3 million ASP deal.

                    Q1 2003 Forecast

                    Consistent with our practice over the last year we are providing financial guidance for the current quarter only. We expect revenues in the first quarter of 2003 to be in the range of $10.2 - 10.6 million and expect Earnings Per Share before amortization expenses to be in the range of zero to a loss of 3 cents.

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                    Including all amortization expenses we expect GAAP EPS loss to be between 7 cents and 4 cents.

                    About Fundtech

                    Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to more than 750 financial institutions around the globe.

                    Forward Looking Statements:

                    Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-

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                    looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

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